Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 3 to Registration Statement (No. 333-224351) on Form S-1 of VectoIQ Acquisition Corp. of our report dated April 19, 2018, except for the third, fourth, fifth, and ninth paragraphs of Note 1, the first paragraph of Note 3, the first, third, and fifth paragraphs of Note 4, and Note 7, as to which the date is May 14, 2018, relating to the financial statements of VectoIQ Acquisition Corp., appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

New York, New York

May 14, 2018